

December 29, 2014

Via E-mail
Mr. Gary H. Schoenfeld
Chief Executive Officer
Pacific Sunwear of California, Inc.
3450 East Miraloma Avenue
Anaheim, CA 92806

Re: **Pacific Sunwear of California, Inc.**
        Form 10-K for the Fiscal Year Ended February 1, 2014
        Filed March 28, 2014
        File No. 001-21296

Dear Mr. Schoenfeld:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Tia. L. Jenkins

                                    Tia L. Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Beverages, Apparel, and
                                    Mining